BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is June 21, 2012.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               June 21, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company” or “YNG”) announces appointment of new President and CEO.

5.           Full Description of Material Change

The Company announces that the Board of Directors has accepted the resignation of Robert F. Baldock as President and Chief Executive Officer of the Company. Shaun Heinrichs, Chief Financial Officer and Randy Reichert, Chief Operating Officer will jointly assume the roles of President and Chief Executive Officer while continuing to act in their existing roles within the Company.

Mr. Baldock commented, “I stepped in to lead the restructuring team at YNG in May of 2009 with the express purpose of strengthening the Company’s management, financial position and operations. With the knowledge that the Company is now operating cash flow positive, has just completed financing to increase its treasury and sound fiscal and operational management is in place, I can focus my attention on my other business responsibilities. I confidently leave management of the Company in the hands of these two highly skilled executives.”

Mr. Heinrichs has been with the Company since 2008 as Chief Financial Officer. He has over fifteen years of financial accounting experience, beginning with seven years of public practice experience with Ernst & Young in Vancouver. His primary role at Ernst & Young was as a lead assurance or advisory manager on several large US and Canadian public companies within the BC region. He subsequently held senior management roles in several large public companies as well as a large BC utility prior to joining YNG. He has also just recently joined the Board of Directors of the Company. Mr. Heinrichs has been instrumental in managing the finances of the Company during the recent corporate turn-around.

Mr. Reichert has been with the Company for over a year and has 23 years’ experience working internationally at various operating mines and process facilities. Most recently Mr. Reichert was President and Chief Operating Officer for Colossus Minerals Inc. focusing on the development of the Serra Pelada project in Brazil. Prior to this he was COO of Oriel Resources plc and Orsu Metals Corp. Mr. Reichert spent over five years in Russia with Bema Gold, and subsequently Kinross Gold Corporation. Within those five years he held the position of General Manager, Operations of the Kupol gold mine in Chukotka, Russia and General Manager for the Julietta gold mine in Magadan, Russia. He has also held positions within various mining operations with Cominco Limited, now Teck, prior to working for Bema Gold. Mr. Reichert’s contributions to the extensive renewal of the Company’s mining operations over the past year have been invaluable.

The Board of Directors would like to express their sincerest thanks to Mr. Baldock for his significant contribution to the success of YNG over the past three years.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-Presidents and CEOs
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at Vancouver, BC this 21st day of June, 2012.

“Shaun Heinrichs”
Shaun Heinrichs, CFO